Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-201677

Free Writing Prospectus dated February 11, 2015

Fantex, Inc.

On February 3, 2015, Bloomberg Television broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”) and the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers,” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu and Fantex Series Alshon Jeffery, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering” and the “Michael Brockers Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986 and 333-201677, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement” and the “Michael Brockers Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014 and the Mohamed Sanu Offering was completed on November 3, 2014. The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, Bloomberg Television host Pimm Fox references “buy[ing] shares in the future earnings of … NFL players” and “buying shares … specifically linked to … athletes.” Mr. French references that “[the athlete] contract becomes the basis of his security,”  “[the] brand [Fantex] took public” and “[Vernon Davis’s] initial public offering.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract” and, together with the Vernon Davis Brand Contract, EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract and the Alshon Jeffery Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French references “acquir[ing] the future cash flow streams associated with professional athletes,” “that future cash flow stream,” “[the athlete’s] current and future NFL playing contracts and []  their on field and their off field, as well as their post career [such as] broadcasting,” “the contract [Fantex] signed that represents the cash flow,” “realiz[ing] the cash flows,” “the cash flows associated with the [Brand C]ontracts,” “increas[ing] the cash flows” and “acquir[ing] the cash flow stream.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. French references that “[Fantex] paid out a dollar per share dividend on [Fantex Series Vernon Davis].” The Company clarifies that it declared a dividend of $0.70 per share of Fantex Vernon Davis, which the Company paid on August 18, 2014 to record holders of such shares at the close of business on August 15, 2014. The Company also declared a dividend of $0.30 per share of Fantex Vernon Davis, which the Company paid on November 26, 2014 to record holders of such shares at the close of business on November 25, 2014. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  During the Broadcast, Mr. French references that “ [Michael Brockers] has gross potential for earning about $72 million [which Fantex] acquired … at … $31 million today.”  The Company clarifies that based on its discounted cash flow analysis, the Company estimated that Michael Brockers would earn approximately $72.3 million gross during his playing career and post-career without discounting to present value and after applying a weighted-average discount rate to its estimate of gross earnings the Company estimated that the fair current value of the future brand income is $34.0 million.  A more detailed description of Michael Brockers’s estimated brand income is available in the Michael Brockers Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “would,” “intend,” “believe,” “will” and “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Television
STATION:	Bloomberg Television
DATE:	February 3, 2015
PROGRAM:	“Taking Stock with Pimm Fox”
SUBJECT:	Fantex on BLTV

Pimm Fox, Bloomberg Television, host, Taking Stock with Pimm Fox:

This is Taking Stock on Bloomberg, I’m Pimm Fox. Now football season is over, but the business of endorsements it never stops. Fantex offers investors the opportunity to buy shares in the future earnings of some NFL players. And today, they’ve added a new player their roster, joining me now is the Chief Executive and the co-founder of Fantex, Buck French. Buck, thanks for being here.

Buck French, CEO & co-founder, Fantex:

Thanks for having me, Pimm.

Fox:

Explain for people, how does Fantex work?

French:

Sure, we acquire the future cash flow streams associated with professional athletes, so in this case we’re currently doing the IPO for the Fantex Alshon Jeffrey, Pro Bowl wide receiver with the Chicago Bears. So we value that future cash flow stream, we estimated out based on comps, if we all agree upon a valuation we sign a contract with the athlete that contract becomes the basis of his security that we register with the SEC and then offer to the public via Fantex.com.

Fox:

Now the agreement that you have with the various players, that involves their salary or just the earnings that come from things like endorsements.

French:

No, it’s their current and future NFL playing contracts and so their on field and their off field, as well as their post career should they go into say broadcasting, like a Michael Strahan.

Fox:

And who’s sets up the specific agreements for them to then earn all of this money. I mean, obviously they must have agents to help them negotiate contracts, but also people that are bringing in potential endorsement deals.

French:

Sure, so we work as part of the athlete’s team, so as you mentioned they have contract agents, they have marketing agents who are going out to get endorsements. Our business is about helping develop a broader audience then just them as an athlete. So we create unique content that helps really get the public to understand who they as people versus just as athletes.

Fox:

And also to be clear, you’re not exactly buying a share of an athlete, you’re buying shares of Fantex which is specifically linked to these individual athletes that you signed.

French:

Very good, Pimm. That’s exactly right.

Fox:

Okay.

French:

So, the underlying, the security that we’re offering is a Fantex, Inc. tracking stock, the asset that’s underlying that security is the contract that we signed with the professional athlete that represents the cash flow.

Fox:

Okay, I wanted go through some of the players, just so we have a more specific idea. Vernon Davis for example, right San Francisco 49ers.

French:

Correct, first brand that we took public back in April.

Fox:

And the way it works is you’ve acquired a 10% interest in his future brand income for $4 million dollars, meaning you spent the $4 million dollars, you wrote a check to him and now you’ve got that 10% interest.

French:

Correct, so we raised that capital through his initial public offering, our initial public offering on the Fantex Vernon Davis offering. We paid him the $4 million dollars which put the contract into effect. We’ve already, in the first seven months since his IPO paid out a dollar per share, so about 10% yield off the IPO price and dividends.

Fox:

What happens if for example, the player doesn’t make all the money that they’re supposed to make or indeed the endorsements don’t come through or someone else does not come in and buy that share of Fantex related to Vernon Davis, indeed the value of that particular one has gone down? What happens?

French:

Sure, it’s no different than any business it’s based on free cash flows associated with the entity and this case the contract that we signed with the athlete. So should they not realize the cash flows, then clearly the markets going anticipate it to trade down. But at the end of the day it is all about the cash flows associated with the contracts that we signed with the athletes.

Fox:

Now, the newest athlete that you’ve added to this roster, Michael Brockers, right?

French:

Correct. Yep.

Fox:

Tell us about him and why did you end up with him.

French:

Yeah, so Michael Brockers is the first defensive player that we’ve signed. First round draft pick out of LSU, 14th overall by the St. Louis Rams in 2012, you know he’s not only a force to be reckoned with on the field as a defensive tackle, he’s actually also a very dynamic personality that we believe we can build a diversified audience around and actually increase the cash flows he otherwise would have gotten.

Fox:

So you think like, for example, a defensive tackle that’s a good bet. You want to be with a defensive tackle, I mean just why that particular, or is it just the player?

French:

Oh no, he’s a unique player, as a first round draft pick, he’s been starting since he basically got into the league. You know, we’ve forecast out he has gross potential for earning about $72 million, we acquired that cash flow at a value of $31 million today. So, we think it creates a unique opportunity just on how we acquired the cash flow stream, but then our business is into enhance it, so we’re excited to work with him.

Fox:

Alright so, we get the opportunity to get to know you a little bit more. So I wanted to ask you, in our get to know section.

French:

Sure.

Fox:

A little bit more about, favorite sports figure?

French:

Has to be Muhammad Ali, I mean if you think about who actually created a sports persona before the Jordans and others, it was certainly Muhammad Ali and I’m talking from Cassius Clay on. He’s gotta be, he’s my number one.

Fox:

You got a favorite sports movie?

French:

Favorite sports movie, has to be Jerry McGuire, show me the money. You know at the end of the day, there’s the love interest and the sports interest.

Fox:

Alright, want to thank you very much. Buck French he is the Chief Executive and the founder of Fantex. This is Taking Stock on Bloomberg.

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